6

                      SUNVEST RESORTS, INC.
                      307 South 21st Avenue
                    Hollywood, Florida 33020

                INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-
                            1 THEREOF

                   NO VOTE OR OTHER ACTION OF
             THE COMPANY'S SHAREHOLDERS IS REQUIRED
          IN CONNECTION WITH THIS INFORMATION STATEMENT

     Information Statement is being mailed on or about April 5, 2000 to the holders of shares of common stock, par value $.02 per share (the "Common Stock"), of SunVest Resorts, Inc., a Florida corporation listed on the OTC Bulletin Board under the symbol "SUNE" (the "Company"), in connection with the anticipated designation of persons (the "Designated Directors") to the Board of Directors of the Company, other than at a meeting of shareholders. Such designation is to be made pursuant to an Agreement and Plan of Merger (the "Agreement"), dated as of March 15, 2000, among the Company, the SunVest Shareholders (as defined in the Agreement), US Data Authority, Inc., a Florida corporation ("USDA"), the USDA Shareholders (as defined in the Agreement), Patricia Siegel, an individual resident of the State of New Jersey, and Windspire Venture Capital LLC, a New Jersey limited liability company. NO ACTION IS REQUIRED BY THE SHAREHOLDERS OF THE COMPANY IN CONNECTION WITH THE APPOINTMENT OF THE DESIGNATED DIRECTORS. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, require the mailing to the Company's shareholders of the information set forth in the Information Statement prior to a change in a majority of the Company's directors other than at a meeting of the Company's shareholders.

     The Agreement provides that, among other things, and in accordance with the relevant provisions of the Florida Business Corporation Act, as amended (the "Florida Act"), USDA will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each share of the capital stock of USDA, and all rights with respect thereto, will be converted into 4,500 shares of the Common Stock.

     The Agreement also provides that at the Closing (as defined in the Agreement), the Company shall cause its present directors to elect five (5) nominees of USDA (i.e., the Designated Directors) as the Company's directors, with the present Company directors resigning effective as of the Closing Date (as defined in the Agreement).

     USDA has informed the Company that its the Designated Directors will be the persons listed on Schedule I to this Information Statement. Schedule I also sets forth the present principal occupation or employment and five year employment history and citizenship for each of the persons so designated. USDA and the Designated Directors have advised the Company that none of the Designated Directors beneficially owns any securities (or rights to acquire securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission. USDA has informed the Company that each of the persons listed on Schedule I to this Information Statement has consented to act as a director. The Designated Directors will constitute the entire Board after they are appointed and the current directors have resigned in accordance with the Agreement.

     The information contained in this Information Statement concerning USDA and the Designated Directors has been furnished to the Company by USDA and the Designated Directors. With respect to the accuracy and completeness of such information, the Company has relied solely upon the information so furnished in preparing the sections of this Information Statement relating to USDA and the Designated Directors.

            OUTSTANDING SECURITIES AND VOTING RIGHTS

     As of March 31, 2000, there were 9,000,000 shares of Common
Stock issued and outstanding. Each share of Common Stock is entitled to one vote.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     (a)     Security Ownership of Certain Beneficial Owners.
The following table sets forth information as of March 31, 2000, about each shareholder who owns more than 5% of the Common Stock:
                                            Amount Owned
  Title of         Name and Address of         Before       Percent of
    Class                 Owner               Offering        Class*

Common Stock,     Herbert Hirsch             1,442,250        16.03%
$.02 par value    700 S. Ocean Blvd., #1106    Shares
                  Boca Raton, Florida 33432

Common Stock,     Harvey Birdman             1,263,250        14.04%
$.02 par value    3755 NE 214th Street         Shares
                  Aventura, Florida 33180

Common Stock,     Diane Birdman              1,514,250        16.83%
$.02 par value    3755 NE 214th Street         Shares
                  Aventura, Florida 33180

Common Stock,     Louis Birdman(1)           1,752,250        19.47%
$.02 par value    4000 Island Blvd., #2701     Shares
                  Williams Island, Florida 33150

Common Stock,     Bonita Hirsch(2)           1,445,000        16.06%
$.02 par value    700 S. Ocean Blvd.,#1106     Shares
                  Boca Raton, Florida 33432
__________
Messrs. Herbert Hirsch and Harvey and Louis Birdman, Mrs. Diane
Birdman and Mrs. Bonita Hirsch will hereinafter be referred to as the "HB Group."

* Percentages are based on 9,000,000 shares of Common Stock issued and outstanding on March 31, 2000.
(1) Includes 100,000 Shares owned by Mr. Birdman's children. Mr.
Birdman disclaims beneficial ownership of such shares.
(2) Includes 300,000 shares owned by Mrs. Hirsch's grandchildren.
Mrs. Hirsch disclaims beneficial ownership of such shares.

     (b) Security Ownership of Management. The following table sets forth information about the voting securities held of record as of March 31, 2000, by each of the officers and directors of the Company and all such persons as a group:

                   Name and           Amount Owned
Title of Class    Address of        Before Offering    Percent of
                     Owner                               Class*

Common Stock,   Herbert Hirsch         1,442,260         16.03%
$.02 par value  307 South 21st Ave       Shares
                Hollywood, FL 33020

Common Stock,   Harvey Birdman         1,263,250         14.40%
$.02 par value  307 South 21st Ave       Shares
                Hollywood, FL 33020

Common Stock,   Diane Birdman          1,514,250         16.83%
$.02 par value  307 South 21st Ave.      Shares
                Hollywood, FL 33020

Common Stock,   Louis Birdman(1)       1,752,250         19.47%
$.02 par value  307 South 21st Ave.      Shares
                Hollywood, FL 33020

All Officers
and Directors                          5,972,000         66.36%
as a Group                               Shares
____________________
* Percentages are based on 9,000,000 shares of Common Stock issued and outstanding on March 23, 2000.
(1) Includes 100,000 Shares owned by Mr. Birdman's children. Mr.
Birdman disclaims beneficial ownership of such shares.

     As of March 31, 2000, there were no outstanding options, warrants or other rights to purchase securities from the Company.


            BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     There is no material proceeding to which any director, officer, affiliate or 5% shareholder or beneficial owner of the Company is a party adverse to the Company or has a material interest adverse to the Company.

     The individuals described below comprise the Company's current Board of Directors and executive officers.

                          Position with the Issuer, Term of Service;
Name               Age    Business Experience and Family Relationships
-----------------  ---    --------------------------------------------
Herbert Hirsch     59     Mr. Hirsch has served as President and
a director of the Company since August 1996. Mr. Hirsch's primary responsibilities have been to coordinate all sales and marketing activities, to review and approve all sales contracts and closings and to coordinate all advertising efforts. Since
1990, Mr. Hirsch has been a co-principal with Messrs. Harvey and Louis Birdman and Mrs. Diane Birdman in several single-project entities engaged in the resort condominium and second home residential condominium conversion and development business.

Harvey Birdman     61     Mr. Birdman has served as Executive
Vice President and a director of the Company since August 1996. Mr. Birdman's primary responsibilities have been to initiate all project acquisitions, to arrange all financing and to analyze all strategic and project planning. Since 1990, Mr. Birdman, has been a co-principal with Mr. Hirsch, Mr. Louis Birdman and Mrs. Diane Birdman in several single-project entities engaged in the resort condominium and second home residential condominium conversion and development business. Mr. Birdman is the husband of Diane Birdman and father of Louis Birdman.

Diane Birdman      55    Mrs. Birdman has served as a Vice
President, the Treasurer and a director of the Company since August 1996. Mrs. Birdman's primary responsibilities have been to coordinate the administration of the condominium associations at the resort properties owned and developed by the Company and to oversee the accounting department. Since 1990, Ms. Birdman has been a co-principal with Mr. Hirsch and Messrs. Harvey and Louis Birdman in several single-project entities engaged in the resort condominium and second home residential condominium conversion and development business. Mrs. Birdman attended Broward Community College, where she majored in Accounting, and attended Temple University, where she majored in Business. Mrs. Birdman is the wife of Harvey Birdman and the mother of Louis Birdman.

Louis Birdman      35    Mr. Birdman has served as a Vice
President, the Secretary and a director of the Company since August 1996. Mr. Birdman's primary responsibilities have been to manage all design and construction activities, as well as to interact with municipal planning, zoning and building officials. Mr. Birdman is the owner of Louis Birdman Architect, P.A., and was the co-founder and principal-in-charge of ARC Avenue, Inc., from 1985-1995 and co-founder of ARC-CON Design Build, Inc., - General Contractors, where he was principal-in-charge from 1989-1995. Since 1995, Mr. Birdman has been a co-principal with Mr. Hirsch, Mr. Harvey Birdman and Mrs. Diane Birdman in several single-project entities engaged in the resort condominium and second home residential condominium conversion and development business. Mr. Birdman is a registered architect in Florida and a certified member of the National Council of Architectural Registration Boards. He received his Bachelor's degree in Design and Architecture from the University of Florida and his Bachelor's degree in Architecture from the University of Miami. Mr. Birdman is the son of Harvey and Diane Birdman.

Cary Greenberg     52     Mr. Greenberg has served as Vice
President and Chief Financial Officer of the Company since March 1998. Mr. Greenberg's primary responsibilities include oversight of the financial accounting and internal controls systems of the Company. In addition, he participates in the analysis of the financial feasibility of proposed projects. Prior to joining the Company, Mr. Greenberg served for twelve years as the Chief Financial Officer of a subsidiary of American Greetings Corporation. Greenberg is a Certified Public Accountant in New York, Florida and Texas.

         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Employee Leasing. Until May 1999, the Company leased employees providing personnel-related services from P.D. Payroll Corp., a Florida corporation owned by the HB Group ("PD"). PD employed the sales, administrative and in-house construction personnel relating to properties converted by the Company. In addition, PD provided centralized payroll and personnel services, including worker's compensation administration. The Company reimbursed PD at cost for the salaries and benefits of such personnel. In the last two years, the Company paid $374,000 to PD. As stated above, since May 1999, these employees have been employed by an unrelated company.

     The Company has received administrative support from Corporate Realty Services, Inc. ("CRS"), 48% of which is owned by the HB Group. The administrative support services have included such services as record keeping, accounting, use of office equipment and management services for each of the properties converted by the Company. The Company pays CRS a base rate fee of $229,000 per annum plus expenses, which management believes represents an arms-length, fair price for such services. CRS maintains credit with suppliers and is reimbursed for the cost of supplies incurred in connection with the services provided to the resort properties. In the last two years, the Company has paid $360,000 to CRS.

     Other Transactions. From time to time, in order to help the Company meet its cash flow obligations, members of the HB Group and entities controlled by them have made advances to the Company. These advances have been unsecured and have carried an interest rate of 12%. As of December 31, 1999, the Company owed approximately $774,000 to members of the HB Group and approximately $907,000 to entities controlled by the HB Group.

     During 1998, the Company made advances in the total amount of $335,000 to one or more entities controlled by the HB Group.
These advances were unsecured, carried interest at 12% and were repaid in their entirety in January 1999.

     Members of the HB Group own 100% of the stock of the general partner of each of Mortgage Investment Group 9, Ltd. ("MIG-9"), Mortgage Investment Group 10, Ltd. ("MIG-10"), Mortgage Investment Group 20, Ltd. ("MIG-20") and Mortgage Investment Group 24, Ltd. ("MIG-24"), each a limited partnership which is a second mortgage lender to certain real estate subsidiaries of the Company. The HB Group also owns an 18% limited partnership interest in each of MIG-9, MIG-10, MIG-20 and MIG-24, which it acquired on the same terms as the other limited partners. The mortgage loans held by MIG-9 and MIG-10 have been repaid as of December 31, 1998. In the last two years, the HB Group received in the aggregate $49,750 in their distributive share of interest received by MIG-9, MIG-10, MIG-20 and MIG-24.

     SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Because the Company had no class of equity securities registered pursuant to Section 12 of the Exchange Act during its most recent fiscal year, its securities were not subject to the reporting requirements of Section 16(a) of the Exchange Act during such period.

      MEETINGS OF THE BOARD OF DIRECTORS AND ITS COMMITTEES

     The Board of Directors met 3 times during 1999. All directors attended 75% or more of the aggregate number of meetings of the board and its committees on which they served.

     The Board of Directors of the Company has no audit or compensation Committee.

                DIRECTOR AND OFFICER COMPENSATION

     No director or executive officer of the Company received any compensation during the years ended December 31, 1999, 1998 and 1997.





                            SIGNATURE

     Pursuant to the requirements of the Exchange Act, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.

                              SunVest Resorts, Inc.
                               /s/ Herbert Hirsch

                              By:   /S/ Herbert Hirsch
                                  --------------------------------------
                                  Herbert Hirsch
                                  President and Chief Executive Officer


                           SCHEDULE I


Richard J.          Mr. Lucibella has served as a director of
Lucibella           US Data Authority, Inc. ("USDA") since
5 Beach Way North   March 14, 2000. Since January 1997, he has
Ocean Ridge, FL     been an investor in CyBear, Inc., an
33486               Internet-based healthcare company, where he
                    served as President during January 1997
                    through November, 1997.  Prior to his
                    involvement with CyBear, during March 1994 to September 1994, Mr. Lucibella served as
                    President of Coastal Physician Group, Inc.
                    Mr. Lucibella earned an MBA at the Wharton
                    School of the University of Pennsylvania, and a Masters in Public Health from Johns
                    Hopkins University.

Michael A. Cutler   Mr. Cutler has served as a director of USDA
301 South 21st      since March 14, 2000. For the last eight
Avenue              years he has been a Board member of the
Hollywood, FL       Personal Communications Industry
33020               Association ("PCIA"), acting in various
                    lobbying capacities and leading PCIA's FCC rule-making efforts. During 1979 - 1992,
                    Mr. Cutler served as President of Mobile
                    Radio Systems, Inc. ("MRSI"), a
                    communications site management and
                    acquisition company.  He earned his
                    Bachelor Degree in both Political Science and Criminal Justice from the University of Delaware, and his JD from the Potomac
                    School of Law in Washington, D.C.

Melvyn B. Siegel    Mr. Siegel has served as a director of USDA
7908 Bayshore       since March 14, 2000. For the last five
Drive               years he has been an investor in USDA
Margate, NJ 08408   (since March 1999) and several other public
                    and private companies.

Adam M. Reiser      Mr. Reiser has served as the Chief
680 N.E. 32nd       Technology Officer of USDA since January
Street              1999.  During September 1997 through
Boca Raton, FL      December 1998, he served as the President
33431               and CEO of Axxsys International, Inc., a
                    Boca Raton-based MIS corporation consulting firm. During July 1994 through December
                    1996, he owned and managed a private
                    systems integration consulting firm.

David J.            Dr. Applebaum has been a Board certified
Applebaum, M.D.,    plastic surgeon in Palm Beach County since
F.A.C.S.            1991 and a significant investor in USDA
1599 N. W. 9th      since 1999.  He is President of the Palm
Avenue              Beach County IPA, an association of plastic
Boca Raton, FL      surgeons.  Dr. Applebaum is a graduate of
33486               the University of Texas and the Baylor
                    College of Medicine.